

05058816



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

PROCESSED
JUN 2 8 2005
THOMSON
FINANCIAL

(Mark One):

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934.

For the fiscal year ended December 31, 2004.

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934.

For the transition period from _____ to _____

Commission file number 333-74815

A. Full title of the plan and the address of the plan, if different
   from that of the issuer named below:

   Masco Corporation Hourly 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the
   address of its principal executive office:

   Masco Corporation
   21001 Van Born Road
   Taylor, Michigan 48180

This manually signed Form 11-K consists of 14 pages.
The exhibit index appears on page 13.

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MASCO CORPORATION HOURLY 401(k) PLAN

TABLE OF CONTENTS



PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Masco Corporation Hourly 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Masco Corporation Hourly 401(k) plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Detroit, Michigan
June 20, 2005

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MASCO CORPORATION HOURLY 401(k) PLAN

**STATEMENTS OF NET ASSETS AVAILABLE
FOR BENEFITS**

December 31, 2004 and 2003

ASSETS	2004	2003
Investments, at fair value:		
Mutual funds	$111,121,176	$ 97,109,280
Company stock fund	2,192,500	1,191,318
Participant loans receivable	9,043,270	7,292,808
Total investments	122,356,946	105,593,406
Receivables:		
Employer contributions	946,739	1,057,227
Participant contributions	247,195	451,251
Net assets from plan merger (Note A)	463,643	---
Total receivables	1,657,577	1,508,478
NET ASSETS AVAILABLE FOR BENEFITS	$124,014,523	$107,101,884

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION HOURLY 401(k) PLAN

**STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS**

for the year ended December 31, 2004

Additions:

  Investment activity:

Net appreciation in fair value of investments	$ 5,287,859
Interest and dividend income	2,261,687
Total investment activity	7,549,546
Participant contributions	12,815,897
Employer contributions	5,444,861
Net transfers into Plan (Note A)	633,099
Total additions	26,443,403

Deductions:

Benefit payments	9,515,817
Other, net	14,947
Total deductions	9,530,764
Net increase	16,912,639

Net assets available for benefits:

Beginning of year	107,101,884
End of year	$124,014,523

The accompanying notes are an integral part of the financial statements.

4

MASCO CORPORATION HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

A. Description of Plan:

The following description of the Masco Corporation ("Company") Hourly 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1. *General.* The Plan is a defined contribution plan covering hourly employees at certain divisions and subsidiaries of the Company. Eligible employees may participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

2. *Contributions.* Generally, participants may contribute up to 50 percent (varying by division or subsidiary) of their pretax annual compensation, as defined in the Plan. Participants may also make rollover contributions representing distributions from other employers' tax-qualified plans. Participants may direct contributions in one percent increments in any of 27 investment options. These options include professionally managed mutual funds and the Masco Corporation Company Stock Fund and vary in their respective strategies, risks and goals. Participants may change their investment options daily. The Company makes matching and/or profit sharing contributions in accordance with the provisions of the Plan. These Company contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. Contributions are subject to certain limitations.

3. *Participant Accounts.* Each active participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions (if applicable), and (b) Plan earnings. Allocations are based on participants' earnings or account balances, as defined in the Plan. Plan administrative expenses are paid by the Company and not charged to participants' accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. *Vesting.* Participants are immediately vested in their contributions plus actual earnings thereon. Generally, participants are immediately vested in the Company matching and/or profit sharing contribution plus earnings thereon.

5. *Participant Loans Receivable.* Generally, participants may borrow from their pretax or rollover contribution accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-15 years. The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the Prime Rate on the date of application for the loan. Principal and interest is paid ratably through monthly payroll deductions.

6. *Payment of Benefits.* Generally, after separation from service due to termination, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a single lump-sum amount or in annual installments over a period not to exceed five years. In-service and hardship withdrawals are distributed in a single lump-sum payment.

5

A. **Description of Plan,** concluded:

> 7. *Forfeited Employer Contributions.* At December 31, 2004, forfeited nonvested employer contributions totaled $198,865 and will be used to reduce future employer contributions and plan fees.

During 2004, several transfers were executed within the Masco Corporation Hourly and Salaried 401(k) Plans in an effort to consolidate multiple accounts held by participants of the plans. In some cases, participants held accounts in more than one plan. As a result of these transfers, participants affected by the account consolidation now have a single account in the plan in which they are currently active. Total transfers of net assets into the Plan amounted to $169,456.

Effective January 1, 2004, Arrow Fastener Company, Inc. was added as a currently participating employer. No net assets transferred into the Plan as a result of this event.

Effective May 1, 2004, the Credit Suisse Emerging Growth Fund changed its name to the Credit Suisse Mid-Cap Growth Fund.

Effective July 30, 2004, the Fidelity Low-Priced Stock Fund closed to all participants without a prior balance in the fund.

Effective October 1, 2004, eleven new investment options were added to the Plan as follows:

> American AAdvantage Small Cap Value Fund, Artisan Mid Cap Fund-Investor Class, Fidelity Diversified International Fund, Fidelity Freedom 2005 Fund^{SM}, Fidelity Freedom 2015 Fund^{SM}, Fidelity Freedom 2025 Fund^{SM}, Fidelity Freedom 2035 Fund^{SM}, Fidelity Freedom 2040 Fund®, JP Morgan Mid Cap Value Fund-Institutional Class, Managers Special Equity Fund, and PIMCO Total Return Fund-Administrative Class.

In addition, effective October 1, 2004, five funds were no longer available for contributions or exchanges and were subsequently eliminated from the investment options on December 1, 2004. On that date, unless specifically requested, balances from and future contributions to the following five funds were directed to the replacement funds indicated below:

(a) PIMCO Total Return Fund-Administrative Class replaced AIM Income Fund Investor;
(b) Artisan Mid Cap Fund-Investor Class replaced Credit Suisse Mid Cap Growth Fund and INVESCO Dynamics Fund;
(c) Fidelity Independence Fund replaced Dreyfus Founders Growth Fund; and
(d) Fidelity Diversified International Fund replaced Credit Suisse International Focus Fund.

Effective December 31, 2004, Brasstech, Inc. – Santa Ana, California was added as a currently participating employer. As a result of this event, the related net assets of $463,643 transferred into the Plan January 2005 and are reflected as a receivable in the accompanying financial statement as of December 31, 2004.

B. Accounting Policies:

The following is a summary of significant accounting policies (in accordance with accounting principles generally accepted in the United States of America) followed in the preparation of these financial statements.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates and assumptions.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments are stated at fair value as determined by Fidelity Pricing and Cash Management Services using quoted market prices at December 31, 2004 and 2003.

Investment transactions are reflected on a trade-date basis. Realized gains and losses on investments are based on average cost. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis. Participant loans are valued at their outstanding balances, which approximate fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

C. Investments:

The following investments represent five percent or more of the Plan's net assets at December 31, 2004 and 2003.

	2004	2003
Fidelity Independence Fund, 429,639 and 274,136 shares, respectively	$ 7,660,459	$ 4,402,622
Fidelity Fund, 225,534 and 213,148 shares, respectively	$ 6,738,965	$ 5,985,200
Fidelity Intermediate Bond Fund, 580,616 and 516,531 shares, respectively	$ 6,108,083	$ 5,506,224
Fidelity Magellan® Fund, 164,105 and 152,895 shares, respectively	$17,032,408	$14,943,910
Fidelity Retirement Government Money Market Portfolio, 39,534,192 and 37,682,337 shares, respectively	$39,534,192	$37,682,337

During 2004, the Plan's investments (including gains and losses on investments sold during the year, as well as investments held at year-end) appreciated in value by $5,287,859 as follows:

Mutual Funds	$ 4,800,609
Masco Corporation Company Stock Fund	487,250
	$ 5,287,859

D. Income Tax Status:

The Internal Revenue Service determined and informed the Company by letter dated October 21, 2002 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("Code"). The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

E. Plan Termination:

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan, subject to the provisions of ERISA. At the date of any such termination, the Administrative Committee of the Masco Corporation Hourly 401(k) Plan shall direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses which will be prorated among the participants' accounts.

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

Identity of Issuer, Borrower or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding		Current Value
* Pacific Investment Management Series	PIMCO Total Return Fund-Administrative Class 133,376 shares	$	1,423,121
* The Managers Funds LLC	Managers Special Equity Fund 221 shares		20,023
* Artisan Partners Limited Partnership	Artisan Mid Cap Fund-Investor Class 131,796 shares		3,895,877
* Franklin Templeton Group of Funds	Templeton Developing Markets Trust-Class A 75,559 shares		1,399,345
* JP Morgan Investment Management	JP Morgan Midcap Value Fund-Institutional Class 6,799 shares		151,620
AMR Investments	American AAdvantage Small Cap Value Fund 6,241 shares		124,256
* Fidelity Institutional Retirement Services Company	Fidelity Fund 225,534 shares		6,738,965
	Fidelity Magellan® Fund 164,105 shares		17,032,408
	Fidelity Intermediate Bond Fund 580,616 shares		6,108,083
	Fidelity Independence Fund 429,639 shares		7,660,459
	Fidelity Overseas Fund 101,674 shares		3,597,226
	Fidelity Low-Priced Stock Fund 150,925 shares		6,074,747
	Fidelity Equity Income II Fund 211,113 shares		5,068,816
	Fidelity Retirement Government Money Market Portfolio 39,534,192 shares		39,534,192

Information certified as complete and accurate by Fidelity Management Trust Company, the trustee.

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), Concluded

December 31, 2004

Identity of Issuer, Borrower or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	Current Value
* Fidelity Institutional Retirement Services Company, concluded	Spartan® U.S. Equity Index Fund 93,485 shares	4,006,769
	Fidelity Diversified International Fund 28,409 shares	813,632
	Fidelity Freedom Income Fund® 28,855 shares	325,199
	Fidelity Freedom 2000 Fund® 27,539 shares	332,665
	Fidelity Freedom 2005 Fund^{SM} 200 shares	2,165
	Fidelity Freedom 2010 Fund® 164,508 shares	2,240,596
	Fidelity Freedom 2015 Fund^{SM} 3,471 shares	38,354
	Fidelity Freedom 2020 Fund® 145,614 shares	2,032,772
	Fidelity Freedom 2025 Fund^{SM} 1,812 shares	20,435
	Fidelity Freedom 2030 Fund® 174,055 shares	2,450,695
	Fidelity Freedom 2035 Fund^{SM} 1,504 shares	17,202
	Fidelity Freedom 2040 Fund® 1,397 shares	11,554
	Masco Corporation Company Stock Fund 180,008 shares	2,192,500
Participant Loans	Ranging 1-15 years maturity with Rates of Interest, 4.00% - 11.5%	9,043,270
		$ 122,356,946

Information certified as complete and accurate by Fidelity Management Trust Company, the trustee.

* These investments are with a party-in-interest.

MASCO CORPORATION HOURLY 401(k) PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Masco Corporation Hourly 401(k) Plan

By: Masco Corporation, Plan Administrator of the
Masco Corporation Hourly 401(k) Plan

Date: June 22, 2005 By: _____

Timothy Wadhams
Senior Vice President and Chief Financial Officer
Authorized Signatory

11

MASCO CORPORATION HOURLY 401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP relating to the Plan financial statements

**PRICEWATERHOUSE COOPERS** 🖳

PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74815) of Masco Corporation of our report dated June 20, 2005 relating to the financial statements of Masco Corporation Hourly 401(k) Plan which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan
June 22, 2005

000014